Exhibit 99.4

Sinovac Announces Recent Developments

BEIJING, January 20, 2010 — Sinovac Biotech Ltd. (NASDAQ: SVA) (“Sinovac” or the “Company”), a leading China-based vaccine manufacturer, today announced the following recent developments.

Dalian Joint Venture

In November 2009, Sinovac, through its wholly owned subsidiary Sinovac Biotech (Hong Kong) Ltd., or Sinovac Hong Kong, entered into an agreement with Dalian Jin Gang Group to establish Sinovac (Dalian) Vaccine Technology Co., Ltd., or Sinovac Dalian. In January 2010, Sinovac established Sinovac Dalian, which will focus on the research, development, manufacturing and commercialization of vaccines, such as rabies, chickenpox, mumps and rubella vaccines for human use.  Sinovac will manufacture live attenuated vaccines and vero cell cultured vaccines at the production facilities of Sinovac Dalian.  Pursuant to the joint venture agreement, Sinovac Hong Kong will make an initial cash contribution of RMB60 million ($8.8 million) in exchange for a 30% equity interest in Sinovac Dalian and Dalian Jin Gang Group will make an asset contribution of RMB140 million ($20.5 million), including manufacturing facilities, production lines and land use rights, in exchange for the remaining 70% interest in Sinovac Dalian. Sinovac Hong Kong has also entered into an agreement with Dalian Jin Gang Group, under which the Company has agreed, subject to the approval of the PRC government, to increase its shareholding in Sinovac Dalian to 55% through purchasing 25% equity interest in Sinovac Dalian from Dalian Jin Gang Group for a consideration of RMB50 million ($7.3 million) on or before December 31, 2010.

Acquisition of Buildings and Land

Sinovac is in advanced negotiations for the acquisition of buildings, land use rights and utility facilities for a total consideration of approximately RMB120 million ($17.6 million).  The Company plans to set up at this site two new production lines to manufacture the EV71 vaccine and flu vaccines with an annual production capacity of approximately 30 million doses, a filling and packaging line, a warehouse and an animal house. The Company cannot assure you that this acquisition will be completed.

New Vaccine Order

In January 2010, Sinovac received the fifth purchase order for its H1N1 vaccine, Panflu.1, from China’s Ministry of Industry and Information Technology, or MIIT, under the national purchase plan. Under this purchase order, Sinovac is required to deliver to the Chinese central government an additional 8.57 million doses of Panflu.1 (15ug/0.5ml), of which 2.33 million doses are expected to be delivered before March 15, 2010, and the balance 6.23 million doses are to be stockpiled by the government in Sinovac’s warehouse facility. In aggregate, Sinovac has received orders of Panflu.1 from the Chinese government for a total 21.06 million doses, and 10.23 million doses of Panflu.1 have been delivered to date for the Chinese vaccination campaign. In 2009, Sinovac completed the expansion of its production line used to manufacture the seasonal influenza, H1N1 and H5N1 vaccines, thereby increasing its annual production capacity by approximately 60%.

Financial Update

The following is an estimate of Sinovac’s selected preliminary unaudited consolidated financial data for the year ended December 31, 2009.  The Company’s financial results for 2009 have not been finalized, and remain subject to the completion of its normal year-end closing procedures and possible change. As a result, its final audited consolidated financial data for 2009 may be materially different from the estimated selected financial data set forth below.

Sinovac estimates that its sales for 2009 were between approximately $81 million and $85 million and its gross profit for 2009 was between approximately $61 million and $65 million.

Sinovac expects its operating margin for 2009 to increase as a result of a decrease in its selling, general and administrative expenses relative to its sales in 2009 primarily due to economies of scale achieved through increases in its sales as well as an increased portion of its sales to the Chinese government, particularly in the sales of Healive and Panflu.1, which have lower selling expenses attributed to such sales. Sinovac expects the trend of increasing operating margin in the first three quarters of 2009 to be particularly pronounced in the last quarter of 2009 because of a significant increase in Panflu.1 sales to the Chinese government under the purchase program.  Furthermore, Sinovac believes the H1N1 outbreak led various Centers for Disease Control and Prevention and the market to place more attention and resources towards H1N1 vaccination and less on other vaccines.

Given the preliminary nature of the estimates of Sinovac, its actual sales and gross profit for 2009 may be materially different from its current expectations. In particular, the above estimates assume the full recognition into Sinovac’s sales revenue in 2009 of the purchase of 10.23 million doses in December 2009 of Sinovac’s Panflu.1 vaccine by MIIT, as part of China’s national purchase plan. Although Sinovac has delivered this shipment and received $29.3 million in December 2009 in payment based on the agreed pricing terms, there is a risk that MIIT may unilaterally adjust the price and affect the amount of revenue Sinovac may ultimately recognize when it finalizes its financial statements.

In July 2009, Sinovac completed a restructuring by which Sinovac transferred its 71.56% direct equity interest in Sinovac Biotech Co., Ltd., or Sinovac Beijing, to its wholly owned subsidiary Sinovac Hong Kong for no consideration. Because this is a related party transaction, the PRC tax authorities have the authority to adjust the amount of the consideration deemed paid for PRC enterprise income tax purposes to reflect an arm’s length amount in accordance with the transfer pricing rules.  Such adjustment could result in the recognition by Sinovac of a higher amount of capital gains subject to the PRC enterprise income tax at a rate of 10%.  Sinovac’s estimated tax liability is approximately $1.5 million, which is subject to the approval of the PRC tax authorities as they have discretion to assess and determine the final amount. The amount of Sinovac’s ultimate tax payment could be higher than the amount estimated, which may adversely affect its net income attributable to stockholders.

In connection with the dividends declared for 2008 and 2009 by Sinovac Beijing to Sinovac Hong Kong, the Company expects to incur in 2009 a withholding tax in an aggregate amount of $3.1 million, if the withholding tax rate is 10%, or $2.0 million if Sinovac is successful in obtaining the reduced rate of 5% for the dividends declared for the 2009 fiscal year under the tax arrangement between the PRC and Hong Kong.  Whether the favorable rate will be applicable to dividends received by Sinovac Hong Kong from its PRC subsidiaries is subject to the approval of the PRC tax authorities because it is unclear whether Sinovac Hong Kong is considered the beneficial owner of the dividends in substance. The PRC tax authorities have discretion to assess whether a recipient of the PRC-sourced income is only an agent or a conduit, or lacks the requisite amount of business substance, in such a case the application of the tax arrangement may be denied.

The incurrence of the withholding taxes discussed above is likely to adversely affect Sinovac’s net income attributable to stockholders in 2009.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against infectious diseases. Sinovac’s vaccine products include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), and Anflu(R) (influenza). Panflu(R) and Panflu.1(TM), Sinovac’s pandemic influenza vaccine (H5N1) and H1N1 vaccine, have already been approved for government stockpiling. Sinovac is developing vaccines for a number of different infectious diseases including enterovirus 71, pneumococcal disease, Japanese encephalitis, haemophilus influenzae type b (Hib), meningitis, rabies, chickenpox, mumps and rubella. Sinovac is also conducting field trials for independently developed inactivated animal rabies vaccine.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-

looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law.

For more information, please contact:

Helen G. Yang

Sinovac Biotech Ltd.

Tel:     +86-10-8289-0088 x9871

Fax:    +86-10-6296-6910

Email: info@sinovac.com

Investors:

Amy Glynn/Stephanie Carrington

The Ruth Group

Tel:     +1-646-536-7023/7017

Email: aglynn@theruthgroup.com

scarrington@theruthgroup.com

Media:

Janine McCargo

The Ruth Group

Tel:    +1-646-536-7033

Email: jmccargo@theruthgroup.com